Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following article was posted on Comcast’s website:

Year Three Internet Essentials Progress Report

By David L. Cohen, Executive Vice President and Chief Diversity Officer in Community Investment

Over the past few months, the digital divide and online education have been a hot topic of conversation in Washington. President Obama introduced the ConnectED Program, which has a goal to connect 99 percent of our country’s students to true high-speed Internet service within the next five years, and F.C.C. Chairman Tom Wheeler announced a down payment on this goal with plans to invest an additional $2 billion over the next two years to support broadband networks in schools and libraries.

At Comcast, closing the digital divide has been one of our most important Community Investment priorities for years. Since 2011, we have invested more than $165 million in cash and in-kind support to fund digital literacy initiatives nationally, and in May 2011, we announced Internet Essentials, the nation’s largest and most comprehensive broadband adoption program.

Today, we are proud to join the President’s call to action with the extension of Internet Essentials indefinitely. The program began as a voluntary three-year commitment that we offered during the regulatory review of Comcast’s acquisition of NBCUniversal. Now, it is much more than we ever thought it would be, and the fact is, the program has become a key part of who we are and what we do.

In just two and a half years, more than 1.2 million Americans, or 300,000 families, have been connected to the power of the Internet at home through Internet Essentials. We’ve sold more than 23,000 low-cost computers, and, with our community partners, we have provided support for free digital literacy training for more than 1.6 million people.

We could not have reached this point without the tireless support of hundreds of community partners nationwide. To thank them, we are making more than $1 million in grants to non-profit organizations across the country whose school districts have done the most to the close the digital divide. The grants are part of our Gold Medal Recognition Program, which we announced last year, and they will enable these communities to create Internet Essentials Learning Zones. These networks of partners and institutions will work together to create a continuum of connectivity that begins online in the classroom, extends to libraries, computer labs, and after-school programs, and then ends in the home.

Additionally, Internet Essentials-eligible families in our Gold Medal communities who are not currently customers can receive six months of complimentary Internet service if they apply and are approved for the program by March 18th, 2014. For more details, please watch our special

Gold Medal Recognition Program video here, hosted by NBC’s Andrea Mitchell and featuring Dawn Staley, a three-time Olympian.

For me, what really puts the program’s success in perspective are the personal stories I have heard and witnessed. Internet Essentials is having a profound impact on families that is real and meaningful — moms who watched their kids’ grades improve after studying online, and then signed up for online courses themselves; students who no longer have to sit in a McDonalds or Starbucks parking lot to use the WiFi to do their homework; and many who were able to find jobs with online resources.

Statistics also tell a story. Dr. John B. Horrigan, head of research for the F.C.C.’s National Broadband Plan and a former research director with Pew Research Center’s Internet and American Life Project, has released today a new study of Internet Essentials customers. The study reflects that Internet Essentials service is widely used by participants to do school work, that home users report it helps "a lot", and that in addition to schools, full-on participation by institutions such as libraries, banks, government agencies, and employers, plays an important role in increasing broadband adoption and utilization. The full research report of Dr. Horrigan’s findings is available here.

Top research findings include:

•	Institutions are important drivers in encouraging non-broadband users to adopt broadband.

o	98% of families said they signed up for Internet Essentials because their kids needed it for school.

o	83% said their child’s school expected that students have online access at home.

•	Training makes a difference in how people engage with the Internet.

o	48% say the most helpful way to learn new things is to teach themselves through reading or online videos.

o
29% took advantage of in-person or online training resources and these users are more likely to say the Internet helps their kids with school work, how they access government services, and look for or apply for jobs.

•	Broadband adoption programs are an important resource for economic advancement.

o	62% said they needed Internet service to look for or apply for jobs.

o	57% said the Internet helped them "a lot" or "somewhat" for job searches.

As we look ahead, we are excited for what is to come. We are finalizing a multi-year, multi-million dollar partnership with Khan Academy, which offers free, world-class online educational resources, and we could not be happier to work side-by-side with this great organization to raise awareness of Khan’s content and the transformative power of Internet Essentials.

Also, with the recent announcement of our merger with Time Warner Cable, we see a tremendous opportunity to bring the benefits of Internet Essentials to millions of additional families in cities like New York, Los Angeles, Dallas, Kansas City, and Charlotte, to name just a few. I’m thrilled that, after the Time Warner Cable transaction closes, Internet Essentials will be available in nineteen of our nation’s twenty largest cities.

In 1997, just 18 percent of American households had Internet service. We have come a long way. Now, about 72 percent of American households have broadband Internet at home. As gratifying as this is and our results are, we recognize we still have a long way to go. We knew this was not going to be an easy task, but by extending the program and continuing to make enhancements, we remain firmly committed to the important cause of helping low-income families get online at home and take advantage of all the Internet has to offer.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.